UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

July 15, 2011

To whom it may concern

Corporate Name	: Mizuho Financial Group, Inc.
Representative	: Yasuhiro Sato, President & CEO
Head Office	: 5-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo, Japan

Re: Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces changes in the executive officer (including changes in his areas of responsibility):

Name	New Position (effective as of July 25, 2011)	Current Position
Mr. Kazunori Hashimoto

Executive Officer

General Manager of Group Human Resources of Mizuho Financial Group, Inc.,

Executive Officer

General Manager of Human Resources Office of Mizuho Bank, Ltd.

and Executive Officer

General Manager of Human Resources Office of Mizuho Corporate Bank, Ltd.

Mizuho Corporate Bank, Ltd. Executive Officer General Manager of Human Resources Management Division

[Business Experience, etc.]

Name Date of Birth Education Business Experience	Kazunori Hashimoto May 15, 1960 Mar. 1983

Graduated from School of Economics, Osaka University Joined in Apr. 1983

Deputy General Manager of Human Resources Division of Mizuho Bank, Ltd.

Joint General Manager of Human Resources Division

General Manager of Yokoyamacho Corporate Banking

Department of Yokoyamacho Branch

General Manager of Human Resources Management

Division of Mizuho Corporate Bank, Ltd.

Executive Officer, General Manager of Human Resources

Management Division (current)

Tel: +81-(0)3-5224-2026 Public Relations Office Corporate Communications Mizuho Financial Group, Inc.